UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 21, 2020

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 17, 2020, Legend Biotech Corp. (“Legend”) learned that the Customs Anti-Smuggling Department (the “Authority”) of the People’s Republic of China (“PRC”) inspected places of business in Nanjing and Zhenjiang, China, of GenScript Biotech Corporation (“GenScript”), Legend’s parent majority shareholder, and certain of its subsidiaries, including Legend’s location in Nanjing, China, in connection with what Legend understands to be an investigation (the “Investigation”) relating to suspected violations of import and export regulations under the laws of the PRC. In connection with the Investigation, the Authority also questioned employees of GenScript and its subsidiaries, including certain Legend employees who were previously employed by GenScript.

In connection with the Investigation, Dr. Fangliang Zhang, the Chairman of the Board of Directors and Chief Executive Officer of Legend and non-executive Chairman and former Chief Executive Officer of GenScript, is presently under “residential surveillance” in the PRC. Under PRC law, residential surveillance is a measure by the law enforcement agencies to restrict a suspect from leaving his residence or a designated residence within a specified period of time, monitor his behavior and restrict his personal freedom. At this time, the Authority has not provided any document indicating that the residential surveillance of Dr. Zhang relate to his role as an executive officer or director of Legend. Dr. Zhang remains Chairman of the Board of Directors of Legend.

At this time, to Legend’s knowledge, no charges have been filed against any entity or individual.

Legend has not experienced any operational disruptions as a result of the Investigation, and is presently conducting normal day-to-day operations.

In light of the current restrictions on Dr. Zhang, Legend’s Board of Directors has appointed Dr. Ying Huang, currently Legend’s Chief Financial Officer, to serve as the Interim Chief Executive Officer, effective as of September 21, 2020. Dr. Huang will continue in his role as Legend’s Chief Financial Officer.

Ying Huang, Ph.D., has served as Legend’s Chief Financial Officer since July 2019. Prior to joining Legend, Dr. Huang was a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc. from August 2014 to July 2019, where he led a team of analysts covering more than 30 biotechnology companies including Amgen, Gilead, Celgene, Biogen and others that encompass a wide range of therapeutic areas. Dr. Huang has been a biotechnology analyst since 2007 and previously worked at Wells Fargo (formerly Wachovia), Credit Suisse, Gleacher and Barclays before joining BofA Securities, Inc. Prior to his Wall Street career, Dr. Huang was a Principal Scientist at Schering-Plough (now part of Merck & Co.) in the Department of Chemical Research focusing on small molecule drug discovery in the therapeutic areas of cardiovascular and central nervous system. He is also the co-author of multiple patents and peer-reviewed publications. Dr. Huang holds a Ph.D. in Bio-organic Chemistry from Columbia University. Dr. Huang also studied at Columbia Business School and in the Special Class for the Gifted Young at the University of Science and Technology of China.

On September 21, 2020, Legend issued a press release relating to the above matters, a copy of which is attached hereto as Exhibit 99.1.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the nature and scope of the Investigation, the restrictions to which Dr. Zhang is subject, and the resulting impact on Legend. All statements that are not statements of historical fact are forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated September 21, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

September 21, 2020	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Financial Officer and Interim Chief Executive Officer